Filed by Novus Capital Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation

Commission File No.: 001-39288

AppHarvest

Interview

Friday, October 2, 2020, 9:00 AM Eastern

David Lee

Interview

Jason

We’re really excited to catch up with David Lee. He is the CFO of Impossible Foods, joining us on the phone from San Mateo, California. And we certainly want to get an update on what’s going on at Impossible Foods as so many of us continue to explore that world of alternatives when it comes to meat. But one of the main things, where we want to start is around AppHarvest because it fits into so many of the key themes of 2020, not the least of which, Carol, is blank check companies, special purpose acquisition companies, SPACs, as we know them.

Carol

Yeah, totally.

Jason

AppHarvest, he’s a board member, David Lee is. David, really nice to have you back with us.

David Lee

Oh, it’s great to be with you, Jason and Carol and I’m excited to talk about more than just Impossible Foods. Now we have this great news about AppHarvest.

Jason

Yeah. So, tell us about this company and we can get into all the popularity of SPACs and whatnot in a minute, but I mean you’ve got quite a group of people involved in this. First of all, what’s the company about?

David Lee

Well, AppHarvest is, I think, going to revolutionize the way in which we make vegetables and tomatoes for the better. They’re also creating a renaissance in the heart of central Appalachia. This is an incredible company, and ever since my days long ago when I was running the food business at Del Monte, I was waiting for a company like AppHarvest to emerge because they’re not only going to create sustainable produce, but they’re going to create a sustainable economic change in the heart of coal-mining country in Kentucky.

Carol

Yeah, it’s really cool. I mean you guys are doing amazing things. You’re supposed to build, I think, the world’s largest greenhouse in Kentucky. Tell us a little bit more about how you’re doing it, how you’re going about and really the impact you’re hoping to have with all of this.

David Lee

Well, Jonathan Webb and the management team at AppHarvest have assembled some of the most experienced future indoor farmers. These are folks who recognize that so much of the produce that we consume here is largely exported from outside the country, oftentimes is laden down with a tremendous amount of chemicals. Whereas, they’re a chemical-free product while it’ll be cost competitive, it’ll be grown right in central Appalachia. And we think it has a good chance of being of a higher quality, something that we know consumers are looking for.

And with fellow board members like Martha Stewart and Jeff Ubben and others, I think it’s not just the management team. I think this board is fully supportive of the revolutionary change that Jonathan seeks to lead.

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Jason

Well, and David, and you understand this better than most with your work at Impossible Foods. I mean, part of this is sort of putting some of the latest and greatest science against the development and, as you say, the supply chain. So, what’s underneath this? How does it get to the point where you can produce these better, sort of better for you products? And better for you in part because of the ultimate simplicity and the lack of all that bad stuff that, unfortunately, we’re much more aware of right now?

David Lee

Well, one of the great things about AppHarvest is they certainly are using technology for the better. I mean, we believe the company will only use 10% of the water normally used in outdoor growing, and perhaps, even grow 30 times the number of tomatoes in the same space. But what’s interesting is, they are open to the best of green technology that’s available off the shelf today. They’re really integrating in a brilliant system, technology from throughout the world so that they don’t have to wait for their own proprietary engineering to begin to open this incredible indoor farm and ship product soon, in actually the upcoming year.

Carol

I think it’s pretty amazing. I mean, do you ultimately see this, David, as someone who understands food and alternatives to the existing systems that are in place, that we can scale this up as a nation, and maybe as a world?

David Lee

I believe that it’s not only possible, I think it’s critical. The way in which we make all the produce that we consume is not sustainable. And many, including the United Nations, have estimated that we have to rapidly improve the productivity of our farms in order to meet the global need. AppHarvest is doing it by creating its own controlled climate right in the heart of Kentucky. And they’re doing it with technology that’s available today. They’re not waiting to solve this problem and that’s why I’m so excited to join their board and try to help as much as I can.

Jason

So, David, talk to us about sort of the process of going about getting involved in this because we’re all, I think, fascinated especially those of us in the financial world and adjacent about this whole sort of SPAC craze and the blank check companies. And this method of funding that has, all of a sudden, become all the rage on Wall Street. Give us the backstory, if you can, in terms of how you got involved and how you assess an opportunity like this.

David Lee

Well, AppHarvest has had, long before this most recent announcement, some great early investors. Investors that included Steve Case and James Murdoch, Jeff Ubben, among others. I got to know the company actually through one of those investors, Jeff Ubben, who has created a new firm called Inclusive Capital. He had been the founder and CEO of ValueAct.

Jason

Yeah.

David Lee

I had met Jeff over the years and known him to be a world-class investor who was really seeking to invest in missions and companies that can make the world a better place. And given my background running the food business at Del Monte for a time and my time at Impossible Foods, I think Jeff and I both felt that I might be able to contribute as a board member to really help Jonathan’s team. And that’s how it began. I think all of it includes obviously the most recent news that we’re here talking about, this merger with Novus. But it really was well prior to the announcement of today that I was interested in helping Jonathan because of the mission and need that he’s seeking to fulfill.

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Carol

Well, okay, and I do wonder the food industry you know, David, better than most, the existing one is formidable. So, how do we make sure that we do, like you said, it’s critical in terms of figuring out a sustainable way of producing the agriculture that we need to really feed our country and feed society. So, what’s necessary? Does the government need to have a more active role in all of this? How do you see it?

David Lee

Well, my own view is that capitalism can do great work. That great companies like AppHarvest need to stand on their own two feet financially deliver to sophisticated investors on the same terms that any other great investment would. But have the positive externality, the benefit in addition to that of delivering against the mission. And what I really appreciate about Jonathan and the team at AppHarvest is they’re doing just that.

They’re being recognized by some of the most sophisticated, large, institutional investors including Fidelity, Inclusive Capital, Novus Capital, they’re an investment that is going to be worth a tremendous return. But at the same time, they’re dedicating their company to a mission to make the world better. And I think that’s the right combination of altruistic intent, but hardcore financial rigor that is required for us to make a positive change in food.

Jason

All right. We’re going to leave it there. Thank you so much. Good to catch up with you, as you said, on something a little bit different, but clearly adjacent to your day job there as CFO of Impossible Foods, David Lee, joining us on the phone from San Mateo, California, a board member of the newly public AppHarvest. And interesting to see what’s going on, or soon to be public, I should say.

Carol

Yeah and I feel like companies like Whole Foods and Chipotle, they were trying to get to this for years too.

Jason

Yeah.

Carol

And I think it’s great to see a company like this, and let investors get involved to really come through.

Jason

Quite a board too.

Carol

Yeah, totally. This is Bloomberg.

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Important Information for Investors and Stockholders

In connection with the proposed transaction, Novus Capital will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Novus Capital’s common stock in connection with Novus Capital’s solicitation of proxies for the vote by Novus Capital’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to AppHarvest’s stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Novus Capital will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Novus Capital, AppHarvest and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Novus Capital through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Novus Capital Corporation, 8556 Oakmont Lane, Indianapolis, IN 46260. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus Capital and its directors and officers may be deemed participants in the solicitation of proxies of Novus Capital’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus Capital’s executive officers and directors in the solicitation by reading Novus Capital’s final prospectus filed with the SEC on May 15, 2020, the registration statement / proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus Capital’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement / proxy statement relating to the business combination when it becomes available.